Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

Great Panther Announces New CEO Rob Henderson; Three New Directors including David Garofalo as Chair; and Meghan Brown as VP Investor Relations

Vancouver – April 21, 2020 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or “the Company”) announces changes to the Board of Directors and senior management team.

New President and Chief Executive Officer

Rob Henderson has been appointed President and CEO effective April 21, 2020. Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance. Most recently, Mr. Henderson was President and CEO of Amerigo Resources Ltd., a copper producer with assets in Chile. He oversaw a successful $95 million debt financing to complete a major expansion project, safely increased production, lowered cash costs and extended the life of the operation to 2036. Prior to Amerigo, Mr. Henderson was SVP Technical Services with Kinross Gold Corporation. Additional information about Mr. Henderson can be found below.

“We are thrilled to welcome Rob to the Great Panther team,” said Lead Independent Director Bob Garnett. “His strong technical skills, combined with operating and executive experience and extensive track record in Latin America make him ideal to lead Great Panther through its next stage of growth.”

“I am very excited to join Great Panther as CEO,” said Mr. Henderson. “My immediate priorities will be to continue building on cost and operating efficiencies at Tucano and grow production at all three mines. I see tremendous potential in the asset base and am looking forward to leading the company through this period of transition into a mid-tier precious metals producer.”

Board Chair and Interim President and CEO Jeffrey Mason has stepped down from both roles and has resigned from the Board of Directors; however, he will continue to provide consulting services to the Company to ensure a smooth transition of the executive duties to Mr. Henderson. Mr. Mason has served for the last six years as a Director on, or advisor to, the Board and has been Chair since July 2019.

“The Board and senior management thank Jeffrey for his contributions and service as Board Chair and for stepping into the role of President and CEO on an interim basis for the past six months,” said Mr. Garnett. “Jeffrey led our team to raise $41 million in additional debt and equity and to operational improvements. He is leaving to focus on an expanded active role as corporate, strategic, and financial advisor in the public mining industry, including board directorships at Auryn Resources Inc. and Torq Resources Inc.”

New Board Chair

Great Panther’s Nominating and Corporate Governance Committee has recommended, and its Board has approved, the appointment of David Garofalo as incoming Board Chair, effective immediately. Mr. Garofalo was most recently President and CEO of Goldcorp Inc. until its sale to Newmont Corporation in April 2019, creating the world’s largest gold mining company.

“I am delighted to be entrusted with the opportunity to perpetuate Bob Archer’s entrepreneurial culture at Great Panther as I support our new CEO, Rob Henderson, in the optimization of our operations,” said David Garofalo. “I believe Great Panther represents a compelling value proposition to gold investors and an excellent platform for growth.”

New Board Directors

In addition to Mr. Garofalo, Joseph Gallucci and Alan Hair will join the Board effective immediately. Mr. Gallucci and Mr. Hair are both experienced mining professionals with strong track records of creating shareholder value in the mining industry. Additional information about Messrs. Garofalo, Hair and Gallucci can be found below.

“We are excited to add these three seasoned executives with many years of business and senior management experience to our Board,” said Mr. Garnett. “During their careers, they have each made significant contributions to the success of a number of public mining companies. We look forward to benefiting from their new perspectives and experiences as we position Great Panther for future success and deliver value to our shareholders.”

Robert (Bob) A. Archer

Bob Archer will remain on the Board until the upcoming AGM on June 24, 2020 but will not stand for re-election at the AGM and will, instead, continue to serve the Company in an advisory capacity. Mr. Archer is a co-founder of the Company and served as President and CEO from 2004 until stepping down in 2017. He has remained a Director since that time and has served as Chair of the Safety, Health, Environment, Social, Technical and Operations Committee.

“On behalf of the Board, we acknowledge and thank Bob for his long service and substantial contributions to the Company over many years,” said Mr. Garnett. “As a co-founder of the Company, Bob’s vision, dedication and leadership took Great Panther from a concept through its evolution from a single asset junior to an established producer with three operating mines in two jurisdictions. We look forward to the opportunity to recognize Bob more properly at the upcoming AGM.”

Slate of Directors Recommended to the Shareholders at the 2020 AGM

The additions to the Board, together with the current and planned vacancies, will result in a slate of nine Directors at the 2020 AGM to ensure continuity, an orderly onboarding of the new CEO and Directors, along with the transition of committee roles and responsibilities. On or before the 2021 AGM, the Board plans to reduce the number of Directors to seven, of which six are targeted to be independent. This is believed to be the optimal size of the Board.

New Vice President, Investor Relations

Also joining the Company effective immediately is Meghan Brown in the role of Vice President, Investor Relations. Ms. Brown is a consummate investor relations professional with a 25-year track record in the mining sector. Most recently she was Vice President, Investor Relations with Leagold Mining Corporation, which merged with Equinox Gold in March 2020. Prior to Leagold, Ms. Brown served as Director, Investor Relations at Endeavour Silver Corp. from 2013 to 2017. Ms. Brown holds a BA from UBC and an MBA from Queen’s University and is the Chair of the Board of the Canadian Cancer Society BC/Yukon.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

“We are delighted to add Meghan to the Great Panther team,” said Mr. Garnett. “She is acknowledged as a professional among her peers in the investor relations field and we look forward to having her lead that important role for the Company. Her appointment also marks the third woman among our executive ranks, underscoring our commitment to ensuring a diverse leadership team.”

More About the New CEO, Rob Henderson

Mr. Henderson started his career as an engineer at Rand Mines Limited in South Africa. He joined DeBeers in 2002 as Assistant Head of Technical Services, and later spent 10 years as Project Manager at two well-known engineering firms, Hatch Ltd. and Kilborn Engineering Ltd. Between 2006 and 2012 he was Senior Vice President of Technical Services at Kinross Gold Corporation. Mr. Henderson holds a BSc in Chemical Engineering and an MBA, both from the University of Cape Town in South Africa. He is a member of the Professional Engineers Ontario and a director of BQE Water, a TSXV-listed mine water treatment company.

More About the New Board Chair and the Two New Board Directors

David Garofalo is the former President and CEO of Goldcorp Inc., a position he held from 2016 until its 2019 sale to Newmont Corporation. Prior to Goldcorp, he was President, CEO and Director of Hudbay Minerals Inc. (2010-2016), Senior Vice President, Finance and CFO and Director with Agnico-Eagle Mines Limited (1998-2010) and Treasurer of Inmet Mining Corporation (1990-1998). Mr. Garofalo was recognized as the Mining Person of the Year by the Northern Miner (2012) and was named Canada's CFO of the Year by Financial Executives International Canada (2009), among other industry awards. Mr. Garofalo holds a BComm (with distinction) from the University of Toronto. He is a Chartered Professional Accountant and a Certified Director of the Institute of Corporate Directors (ICD.D). He is a Director of the Greater Vancouver Board of Trade and the Vancouver Symphony Orchestra.

Joseph Gallucci is a capital markets executive with over 15 years of experience in investment banking and equity research focused on mining and metals. He is currently the Managing Director and Head of Mining Investment Banking at Laurentian Bank Securities. His career has spanned across various firms including BMO Capital Markets, GMP Securities, Dundee Securities, and he was a founding principal of Eight Capital where he led their Mining Investment Banking team. Mr. Gallucci has extensive experience in corporate finance, mergers, acquisitions, business and operational development, financings, and corporate strategy. He was directly involved in raising over $1 billion for mining companies with a focused expertise on Canadian base metal companies. He holds a BComm from Concordia University and an MBA in Investment Management from the Goodman Institute of Investment Management, also at Concordia. He is a Director of Skyharbour Resources Ltd. and Rockridge Resources Ltd., both TSXV-listed mineral exploration companies.

Alan Hair is a mineral engineer and senior executive with over 36 years of experience in the mining and metals industry. Mr. Hair is the former President and CEO of Hudbay Minerals Inc., a company he joined in 1996 as a senior operations manager and at which he served in a series of progressively senior roles culminating in the position of President and CEO from 2016 to 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair holds a BSc in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors. He is a Director of Bear Creek Mining Corporation.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3

ABOUT GREAT PANTHER

Great Panther Mining Limited is a Vancouver-based intermediate gold and silver mining and exploration company. Great Panther's operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru which is currently on care and maintenance. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Meghan Brown

Vice President, Investor Relations

tel: + 236 558 4485

email mbrown@greatpanther.com

Forward-looking Statements

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding expectations for the future size and composition of the Company’s Board of Directors.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther's operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	4